UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

Millennium Prime, Inc.
(Exact name of registrant as specified in its corporate charter)

Delaware	0-28459	22-3360133
(State or other jurisdiction of	Commission	(I.R.S. Employer
incorporation organization)	File Number	or Identification No.)

6538 Collins Avenue, Suite 262
Miami Beach, Florida 33141
(Address of principal executive offices)

(786) 347-9309
 (Issuer’s Telephone Number)

                                     Approximate Date of Mailing: January 11, 2010

MILLENNIUM PRIME, INC.
6538 Collins Avenue, Suite 262
Miami Beach, Florida 33141

________

Information Statement pursuant to
Rule 14f-1
________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on January 8, 2009, of shares of $.0001 par common stock (“Common Stock”) of Millennium Prime, Inc., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission (the “Commission”) Rule 14f-1. As of such date, we had 28,051,284 shares of Common Stock issued and outstanding, all of which shares are entitled to one vote per share on all matters  for which stockholders  are entitled to vote and 1,000,000 shares of Series A Preferred Stock issued and outstanding, all of which shares are entitled to 2.345 votes per share on all matters for which stockholders are entitled to vote.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS  REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This information statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended is being circulated to the shareholders of Millennium Prime, Inc., in connection with the change of control occurring on December 31, 2009 whereby Messrs. John F. Marchese and John Antonucci obtained voting control of the Company.  We are a reporting company pursuant to the Exchange Act of 1934, as amended.

THE TRANSACTION

On December 31, 2009, the Company completed the acquisition of Millennium Prime, Inc., a Nevada corporation (“Millennium – Nevada”).  Pursuant to the transaction the Company acquired all of the assets of Millennium – Nevada in exchange for the issuance of aggregate of  27,000,000 shares of the Company’s common stock and 1,000,000 shares of Series A Preferred Stock to the shareholders of Millennium Prime.   Each share of Series A Preferred Stock entitles the holder to the equivalent of 2.345 voting shares of the Company’s common stock. As a result of the foregoing the former shareholders of Millennium – Nevada including its newly appointed President and Director John F. Marchese have voting control of the Company.  In connection with the consummation of this transaction, Steven A. Horowitz resigned as an officer and director of the Company.  Mr. Marchese will lead the Company’s efforts to seek out potential acquisition candidates and manage the negotiations and acquisitions process necessary to complete acquisitions for the Company.

CHANGES IN MAJORITY OF DIRECTORS

As a result of the Change of Control, Mr. Steven Horowitz resigned his positions with the Company and Mr. John F. Marchese was appointed  the Company’s sole officer and elected its sole director.

INFORMATION REGARDING THE COMPANY

Please read this Information Statement carefully. It contains certain biographical and other information concerning the new proposed executive officers and directors of the Company.  Our filings and exhibits may be inspected without charge at the public reference section of the Commission at 100 F Street, N.E., Washington, D.C.  20549 or obtained on the Commission’s website at www.sec.gov.

EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

The following sets forth the compensation of the Company’s executive officers for the three fiscal years ended September 30, 2009.

Name and	Fiscal Year
Principal	Ended				All Other
Position	September 30	Salary	Bonus	Options	Compensation

Steven A. Horowitz	2009	$ 0	$ 0	$ 0	$ --
President and Chief	2008	$ 0	$ 0	$ 0	$ --
Executive Officer	2007	$ 0	$ 0	$ 0	$ --

The Company has no agreement or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding employment with the Company or compensation for services.  The Company has no plan, agreement, or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding the issuance to such persons of any shares of the Company's authorized and unissued common stock. There is no understanding between the Company and any of its present stockholders regarding the sale of a portion or all of the Common Stock currently held by them in connection with any future participation by the Company in a business.

There are no other plans, understandings, or arrangements whereby any of the Company's officers, directors, or principal stockholders, or any of their affiliates or associates, would receive funds, stock, or other assets in connection with the Company's participation in a business. No advances have been made or contemplated by the Company to any of its officers, directors, or principal stockholders, or any of their affiliates or associates.

There is no policy that prevents management from adopting a plan or agreement in the future that would provide for cash or stock based compensation for services rendered to the Company.

Compensation of Directors

Our Director’s are not paid any compensation.

PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth as of January 8, 2010 the number and percentage of the outstanding shares of Common Stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

Name and Address	Common Stock	Percent of Class

John F. Marchese	16,172,500 (1)	57.66%
6538 Collins Ave., Suite 262
Miami Beach, Florida 33141

John Antonucci	13,172,500 (2)	46.96%
40 Wall Street 28th Floor
New York, NY 10005

Steven A. Horowitz
400 Garden City Plaza
Garden City, New York 11530	210,000	0.07%

All Executive Officers and
Directors as a group (1 persons)	16,172,500(1)	57.66%

(1)
Includes the voting beneficial ownership of 2.345 shares of Common Stock of the Company created by the voting power of his 500,000 shares of Series A Preferred Stock of the Company. Each share of Series A Preferred Stock entitles the holder to the equivalent of 2.345 voting shares of Common Stock.

(2)
Includes the voting beneficial ownership of 2.345 shares of Common Stock of the Company created by the voting power of his 500,000 shares of Series A Preferred Stock of the Company. Each share of Series A Preferred Stock entitles the holder to the equivalent of 2.345 voting shares of Common Stock.

The stock transfer agent of the Company is Interwest Transfer Company, Inc., 1981 Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117.  It’s telephone number is (801) 272-9294 and it’s facsimile number is (801) 277-3147.

DIRECTORS AND EXECUTIVE OFFICERS

The following will serve the Company in the positions indicated ten days after the mailing of this Statement.

Name	Age	Position
John F. Marchese	41	Chief Executive Officer, President, Treasurer, Secretary and Chairman of the Board

John F. Marchese, joined Millennium Prime, Inc. (Delaware), (MLMN: OTCBB) f/k/a Genio Group, Inc., as its CEO/President and Director  in connection with the acquisition of the assets of Millennium Prime – Nevada.  Mr. Marchese is a  co-founder of Millennium – Nevada.  Mr. Marchese is expected  to lead the execution of our new strategy to develop, acquire and market innovative lifestyle brands in the beverage, apparel, merchandise & entertainment business categories. John brings over 18 years of experience and leadership executing sales, business development, marketing and strategic initiatives for public and private companies on a domestic and international basis.

Prior to Millennium Prime, Inc. (Nevada), Mr. Marchese co-founded and was a principal of Total Impact Partners, LLC., a sales, business and corporate development company founded in 2004.  Total Impact Partners, LLC provided services such as sales channel development, marketing messaging & programs, strategic partner development, sales leadership & execution, and new market/product launch direction to high growth companies across the globe. Prior to that, John held various executive roles such as EVP Sales & Business Development for TiGi Corporation (Vienna, VA), EVP WW Sales & Marketing for Appswing Ltd. (Israel), SVP Telecom Service Development for Vectant, Inc. (subsidiary of Marubeni Corporation of Japan) and Director of WW internet Business Development for Citrix Systems, Inc. (Nasdaq: CTXS).

We have no committees of the board, however, we expect to constitute and audit and compensation committee consisting solely of independent directors after the Appointees assume their directorships.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section  16(a) of the Exchange Act requires our executive officers, directors, and persons who  beneficially own more than 10% of our Common Stock to file reports of ownership and changes in  ownership with the Commission.  These reporting persons also are  required to furnish us with copies of all Section 16(a) forms they file.  Based solely on our  review of these reports or written  representations from certain reporting persons, the Company believes that during the fiscal year ended  September 30, 2008, and during the current  fiscal year, all filing requirements applicable to the Company’s officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last few years ending September 30, 2009, Steven A. Horowitz, the former President, CEO and Chairman of the Companny along with his affiliates (the "Horowitz Group") have made loans to the Company in the aggregate principal amount of $641,434 for which the Company had issued to them convertible debentures, due various dates and bearing interest at the rate of eight percent (8%) per annum (the "Debentures"). As of September 30, 2009, the Company owed the Horowitz Group an aggregate of $769,635.00 inclusive of interest accrued as of that date.  On December 31, 2009, Mr. Horowitz forgave the debt due by the Company to the Horowitz Group.  In exchange for this forgiveness of debt the Company issued an aggregate of 500,000 shares of Common Stock to Mr. Horowitz and his designees.

BY ORDER OF THE BOARD OF DIRECTORS

John F. Marchese, President
January 11, 2010
Miami Beach, Florida